Exhibit 8.1
Subsidiaries of the Registrant

Name of Subsidiary	Jurisdiction of Incorporation
Bermuda Trust Company Limited	Bermuda
Bermuda International Investment Management Limited	Bermuda
Bank of Bermuda (Cayman) Limited	Cayman Islands
Bermuda International Finance Limited	Cayman Islands
Bank of Bermuda (Guernsey) Limited	Guernsey, Channel Islands
Bermuda International (Guernsey) Limited	Guernsey, Channel Islands
Bank of Bermuda (Isle of Man) Limited	Isle of Man
Bermuda Trust (Isle of Man) Limited	Isle of Man
Bank of Bermuda (Luxembourg) S.A.	Luxembourg
Bermuda Trust (Hong Kong) Limited	Hong Kong
Bermuda Trust (Singapore) Limited	Singapore
Bank of Bermuda (Europe) PLC	Ireland
Bermuda Asia Pacific Holdings Limited	Cook Islands